                                                                    EXHIBIT 99.3


                       QUARTERLY REPORT FOR THE PERIOD ENDED
                                   JUNE 30, 1998



                     DIRECT BROADCASTING SATELLITE CORPORATION


               COLORADO                                84-1328967
     (State or other jurisdiction       (I.R.S. Employer Identification No.)
   of incorporation or organization)

          5701 S. SANTA FE DRIVE
            LITTLETON, COLORADO                          80120
(Address of principal executive offices)               (Zip code)

                                   (303) 723-1000
                      (Telephone number, including area code)


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                                 TABLE OF CONTENTS


                           PART I - FINANCIAL INFORMATION


Item 1.   Financial Statements

          Condensed Balance Sheets -
             December 31, 1997 and June 30, 1998 (Unaudited) . . . . . . . . . .        1

          Condensed Statements of Operations for the
             three and six months ended June 30, 1997 and 1998 (Unaudited) . . .        2

          Condensed Statements of Cash Flows for the
             six months ended June 30, 1997 and 1998 (Unaudited) . . . . . . . .        3

          Notes to Condensed Financial Statements (Unaudited). . . . . . . . . .        4

Item 2.   Management's Narrative Analysis of Results of Operations . . . . . . .        7

Item 3.   Quantitative and Qualitative Disclosures About Market Risk . . . . . .     None


                            PART II - OTHER INFORMATION

Item 1.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . . .        *

Item 2.   Changes in Securities and Use of Proceeds. . . . . . . . . . . . . . .        *

Item 3.   Defaults Upon Senior Securities. . . . . . . . . . . . . . . . . . . .        *

Item 4.   Submission of Matters to a Vote of Security Holders. . . . . . . . . .        *

Item 5.   Other Information. . . . . . . . . . . . . . . . . . . . . . . . . . .     None

Item 6.   Exhibits and Reports on Form 8-K . . . . . . . . . . . . . . . . . . .      N/A


      DISH NETWORK-SM- IS A SERVICE MARK OF ECHOSTAR COMMUNICATIONS CORPORATION.


-------------------------
* This item has been omitted pursuant to the reduced disclosure format as set forth in General Instructions (H)(1)(a) and (b) of Form 10-Q.

                     DIRECT BROADCASTING SATELLITE CORPORATION
                              CONDENSED BALANCE SHEETS
                               (Dollars in thousands)



                                                        DECEMBER 31,    JUNE 30,
                                                           1997         1998
                                                       ------------  -----------
                                                                     (Unaudited)
ASSETS
Current Assets:
  Cash and cash equivalents. . . . . . . . . . . . . .    $      -     $     44
  Other current assets . . . . . . . . . . . . . . . .           7            7
                                                        -----------------------
Total current assets . . . . . . . . . . . . . . . . .           7           51
EchoStar III . . . . . . . . . . . . . . . . . . . . .      92,408       88,558
FCC authorizations . . . . . . . . . . . . . . . . . .      18,504       18,272
                                                        -----------------------
    Total assets . . . . . . . . . . . . . . . . . . .    $110,919     $106,881
                                                        -----------------------
                                                        -----------------------

LIABILITIES AND  STOCKHOLDER'S EQUITY
Current Liabilities:
  Trade accounts payable and accrued expenses. . . . .    $    545     $    375
  Advances from affiliates, net. . . . . . . . . . . .      30,601       32,708
  Current portion of notes payable . . . . . . . . . .       2,961        3,081
                                                        -----------------------
Total current liabilities. . . . . . . . . . . . . . .      34,107       36,164
Other notes payable, net of current portion. . . . . .      11,351       10,018
Notes payable to ECC and accumulated interest. . . . .      54,597       57,183
                                                        -----------------------
    Total liabilities. . . . . . . . . . . . . . . . .     100,055      103,365

Commitments and Contingencies

Stockholder's Equity:
    Common Stock, $0.01 par value, 1,000 shares
      authorized, issued and outstanding . . . . . . .           -            -
    Additional paid-in capital . . . . . . . . . . . .      16,324       16,324
    Accumulated deficit. . . . . . . . . . . . . . . .      (5,460)     (12,808)
                                                        -----------------------
Total stockholder's equity . . . . . . . . . . . . . .      10,864        3,516
                                                        -----------------------
    Total liabilities and stockholder's equity . . . .    $110,919     $106,881
                                                        -----------------------
                                                        -----------------------

              See accompanying Notes to Condensed Financial Statements.

                     DIRECT BROADCASTING SATELLITE CORPORATION
                         CONDENSED STATEMENTS OF OPERATIONS
                                   (In thousands)
                                    (Unaudited)




                                                         THREE MONTHS ENDED JUNE 30,        SIX MONTHS ENDED JUNE 30,
                                                         ---------------------------        -------------------------
                                                             1997         1998                1997            1998
                                                         ---------------------------        -------------------------

Revenue  . . . . . . . . . . . . . . . . . . . . . . .     $     -      $     -             $     -         $     -

Expenses:
  Depreciation and amortization. . . . . . . . . . . .           -        2,040                   -           4,082
  Interest expense . . . . . . . . . . . . . . . . . .       1,592        1,581               2,945           3,266
                                                         ---------------------------        -------------------------
Total expenses . . . . . . . . . . . . . . . . . . . .       1,592        3,621               2,945           7,348
                                                         ---------------------------        -------------------------
Loss before income taxes . . . . . . . . . . . . . . .      (1,592)      (3,621)             (2,945)         (7,348)
Income tax provision . . . . . . . . . . . . . . . . .           -            -                   -               -
                                                         ---------------------------        -------------------------
Net loss . . . . . . . . . . . . . . . . . . . . . . .     $(1,592)     $(3,621)            $(2,945)        $(7,348)
                                                         ---------------------------        -------------------------
                                                         ---------------------------        -------------------------

              See accompanying Notes to Condensed Financial Statements.

                     DIRECT BROADCASTING SATELLITE CORPORATION
                         CONDENSED STATEMENTS OF CASH FLOWS
                                   (In thousands)
                                    (Unaudited)




                                                                   SIX MONTHS ENDED JUNE 30,
                                                                   -------------------------
                                                                     1997            1998
                                                                   -------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss . . . . . . . . . . . . . . . . . . . . . . . . .         $(2,945)        $(7,348)
Adjustments to reconcile net loss to net cash flows
  from operating activities:
  Depreciation and amortization. . . . . . . . . . . . . .               -           4,082
  Interest on notes payable to ECC added to principal. . .           2,907           2,586
  Changes in current assets and current liabilities:
    Other current assets . . . . . . . . . . . . . . . . .              (7)              -
    Accounts payable and accrued expenses. . . . . . . . .          (1,310)           (170)
                                                                   -------------------------
Net cash flows from operating activities . . . . . . . . .          (1,355)           (850)

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for satellite systems under construction
  and other. . . . . . . . . . . . . . . . . . . . . . . .          (9,998)              -
                                                                   -------------------------
Net cash flows from investing activities . . . . . . . . .          (9,998)              -

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from affiliates, net. . . . . . . . . . . . . . .          11,352           2,107
Repayment of other notes payable . . . . . . . . . . . . .               -          (1,213)
                                                                   -------------------------
Net cash flows from financing activities . . . . . . . . .          11,352             894

Net decrease in cash and cash equivalents. . . . . . . . .              (1)             44
Cash and cash equivalents, beginning of period . . . . . .               1               -
                                                                   -------------------------
Cash and cash equivalents, end of period . . . . . . . . .         $     -         $    44
                                                                   -------------------------
                                                                   -------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Capitalized interest, including amounts due to affiliates.         $ 5,014               -
The purchase price of DBSC was "pushed-down" by
  EchoStar Communications Corporation to DBSC
  as follows in the related purchase accounting:
    Satellite construction costs . . . . . . . . . . . . .          51,244               -
    FCC authorization. . . . . . . . . . . . . . . . . . .          16,648               -
    Notes payable to EchoStar, including accrued
      interest of $3,382 . . . . . . . . . . . . . . . . .         (49,382)              -
    Trade accounts payable and accrued expenses. . . . . .          (1,687)              -
    Other notes payable. . . . . . . . . . . . . . . . . .            (500)              -
    Additional paid-in capital . . . . . . . . . . . . . .         (16,323)              -

              See accompanying Notes to Condensed Financial Statements.

                      DIRECT BROADCASTING SATELLITE CORPORATION
                       NOTES TO CONDENSED FINANCIAL STATEMENTS
                                     (UNAUDITED)

1.   ORGANIZATION AND BUSINESS ACTIVITIES

PRINCIPAL BUSINESS

     During 1994, EchoStar Communications Corporation ("ECC," and together with its subsidiaries, "EchoStar") acquired approximately 40% of the outstanding common stock of Direct Broadcasting Satellite Corporation ("Old DBSC"), a Delaware corporation. Old DBSC's principal assets included a Federal Communications Commission ("FCC") conditional satellite permit and specific orbital slot assignments for a total of 22 DBS frequencies. Through December 1996, EchoStar advanced Old DBSC a total of $46 million in the form of notes receivable to enable Old DBSC to make required payments under the EchoStar III construction contract. During January 1997, EchoStar consummated the merger of Old DBSC with a wholly-owned subsidiary of ECC ("DBSC" or the "Company"). This transaction was accounted for as a purchase and the excess of the purchase price over the fair value of Old DBSC's tangible assets was allocated to Old DBSC's FCC authorizations. Upon consummation of the Merger, Old DBSC ceased to exist.

     EchoStar is a publicly-traded company on the Nasdaq National Market and its operations include three interrelated business units:

     - THE DISH NETWORK - a direct broadcast satellite ("DBS") subscription television service in the United States. As of June 30, 1998, EchoStar had approximately 1.4 million DISH Network subscribers.

     - ECHOSTAR TECHNOLOGIES CORPORATION ("TECHNOLOGY") - the design, manufacture, distribution and sale of DBS set-top boxes, antennae and other digital equipment for the DISH Network ("EchoStar Receiver Systems"), and the design, manufacture and distribution of similar equipment for direct-to-home ("DTH") projects of others internationally, together with the provision of uplink center design, construction oversight and other project integration services for international DTH ventures.

     - SATELLITE SERVICES - the turn-key delivery of video, audio and data services to business television customers and other satellite users. These services include satellite uplink services, satellite transponder space usage, and other services.

     Since 1994, EchoStar has deployed substantial resources to develop the "EchoStar DBS System." The EchoStar DBS System consists of EchoStar's FCC-allocated DBS spectrum, DBS satellites ("EchoStar I," "EchoStar II," "EchoStar III," and "EchoStar IV"), digital satellite receivers, digital broadcast operations center, customer service facilities, and other assets utilized in its operations. EchoStar's principal business strategy is to continue developing its subscription television service in the U.S. to provide consumers with a fully competitive alternative to cable television service.

2.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles and with the instructions to Form 10-Q and Article 10 of Regulation S-X for interim financial information. Accordingly, these statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. For further information, refer to the financial statements and footnotes thereto included in the Company's Annual Report filed as Exhibit 99.3 to EchoStar Satellite Broadcasting Corporation's Annual Report on Form 10-K for the year ended December 31, 1997. Certain prior year amounts have been reclassified to conform with the current year presentation.

                      DIRECT BROADCASTING SATELLITE CORPORATION
                       NOTES TO CONDENSED FINANCIAL STATEMENTS
                                     (UNAUDITED)

PURPOSE OF FINANCIAL STATEMENTS

     DBSC is not currently subject to the reporting requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934 (the "Exchange Act"). However, pursuant to the terms of an indenture between ESBC and First Trust National Association dated March 25, 1996 (the "Indenture"), DBSC is required to provide quarterly and annual reports comparable to that which would have been required if DBSC were subject to the requirements of Section 13 or 15(d) of the Exchange Act. Since DBSC does not have a separate Commission File Number with the Securities and Exchange Commission, DBSC has made these financial statements, complete with Management's Narrative Analysis of Results of Operations, publicly available. These financial statements were prepared solely to comply with the reporting requirements under the Indenture. For further information, refer to the consolidated financial statements and footnotes thereto included in EchoStar's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1997.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for each reporting period. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

     The Company adopted Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income" ("FAS No. 130") effective as of the first quarter of 1998. FAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components, however it has no impact on the Company's net income or stockholder's equity. For the periods reported, the Company's comprehensive income is equal to its net income.

3.   SUBSEQUENT EVENTS

     EchoStar IV was launched on May 8, 1998 from the Baikonur Cosmodrome, Kazakhstan and was originally expected to provide video, audio and data services to the continental United States, Alaska and Hawaii from the 119DEG. West Longitude ("WL") orbital location. Following launch and deployment of EchoStar IV, EchoStar I was expected to be relocated from its current position at 119DEG. WL to the 148DEG. WL orbital location. As a result of anomalies described below, EchoStar IV has instead been moved to the 148DEG. WL orbital location where it is expected to provide local, educational, foreign language and other niche service to customers in the Western United States. EchoStar I and EchoStar II will remain at 119DEG. WL and will continue to provide DISH Network service without interruption or change.

     As previously announced, the south solar array on EchoStar IV did not properly deploy, resulting in a reduction of power available to operate the satellite. While final evaluations have not been completed, it now appears likely that this anomaly will limit EchoStar to operation of a maximum of 22 transponders on the satellite. The number of available transponders will decrease over time, but based on existing data, approximately 16 transponders should be available for the full planned 12 year life of the satellite absent additional failures.

     An unrelated anomaly discovered subsequent to June 30, 1998 has resulted in the failure of four primary transponders (transponders 5, 6, 9 and 10), and two spare transponders on the satellite. The cause of this anomaly has not yet been established. EchoStar recently received notification from the manufacturer of the satellite, Lockheed Martin, that several transponders, in addition to those which have failed, are not recommended for use until the root cause of the anomaly has been determined and corrective procedures, if possible, are implemented to avoid further failures.

                      DIRECT BROADCASTING SATELLITE CORPORATION
                       NOTES TO CONDENSED FINANCIAL STATEMENTS
                                     (UNAUDITED)

     While EchoStar IV is equipped with 32 transponders, EchoStar is only licensed by the Federal Communications Commission ("FCC") to use 24 of the total of 32 frequencies at the 148DEG. WL orbital location, including frequencies 5, 6, 9 and 10, which correspond to the failed transponders. Consequently, while power continues to be available to operate 22 transponders on the satellite, to fully utilize the remaining available capacity of the satellite, EchoStar will need to file an application with the FCC to obtain authorization to operate transponders which correspond to frequencies which are not currently assigned to EchoStar by the FCC.

     EchoStar will also need to obtain FCC approval to operate EchoStar IV at 148DEG. WL on a permanent basis. FCC rules require that DBS satellites positioned at 148DEG. WL also provide service to Alaska and Hawaii. In April 1998, EchoStar received a waiver from the FCC with respect to this obligation because EchoStar planned to provide DBS service to those states via EchoStar IV from the 119DEG. WL orbital location. As a result of moving EchoStar IV to the 148DEG. WL orbital location, EchoStar will not be able to provide DBS service to Alaska and Hawaii from 119DEG. WL and probably will not be able to fulfill its original obligation to provide DBS service to Alaska and Hawaii from 148DEG. WL either. Consequently, EchoStar will probably need to obtain a waiver of its obligation to provide service to Alaska and Hawaii in connection with its application to operate EchoStar IV at 148DEG. WL on a permanent basis.

     While the FCC has typically shown flexibility when satellite failures occur, there can be no assurance that EchoStar's request will be granted. Further, it is likely that EchoStar will encounter opposition from certain parties, including those attempting to enforce the obligation to serve Alaska and Hawaii. To minimize potential opposition, EchoStar intends to enter into an agreement with a third-party to provide DTH programming services to Alaska and Hawaii on an interim basis on an fixed satellite service ("FSS") satellite. EchoStar also intends to construct and launch a replacement satellite at 119DEG. WL which would provide service to Alaska and Hawaii. If the FCC were to deny EchoStar's request, EchoStar's ability to provide DBS service from EchoStar IV would be significantly reduced.

     EchoStar will file an insurance claim with respect to EchoStar IV in the near future. The Company expects to use insurance proceeds, together with other funds, to launch a new DBS satellite to its 119DEG. WL orbital location in approximately three years or less. EchoStar also expects to file an insurance claim with respect to EchoStar III, which was launched October 5, 1997. Certain of EchoStar III's electric power converters ("EPC") are operating at temperatures slightly outside of engineering specifications.
The high EPC temperatures may require certain transponders on EchoStar III to be turned off for several weeks during summer and winter solstice seasons to avoid overheating.

     Based on information currently available, management has evaluated the potential financial statement impact of these satellite anomalies in accordance with its stated accounting policies. The Company has not completed its assessment of the impairment of these satellites, but currently believes insurance proceeds will be sufficient to offset any write-downs of its satellite assets that are required because of lost transmission capacity caused by these anomalies. However, no assurance can be provided as to the ultimate amount that may be received from these insurance claims. EchoStar will continue to evaluate the operating performance of EchoStar III and EchoStar IV and may modify its loss assessment as new events or circumstances develop. EchoStar does not maintain insurance for lost profit opportunity.

ITEM 2.   MANAGEMENT'S NARRATIVE ANALYSIS OF RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 1998 COMPARED TO THE THREE MONTHS ENDED JUNE 30,
1997.

     Direct Broadcasting Satellite Corporation ("DBSC") is the Federal Communications Commission ("FCC") licensee and owner of EchoStar III but has no operations as a stand-alone entity. EchoStar III is an integral part of the DISH Network and DBSC is dependent on EchoStar Communications Corporation ("ECC") and ECC's other subsidiaries for all necessary funding and all management and administrative functions. Depreciation on EchoStar III totaled $2 million for the three months ended June 30, 1998. EchoStar III was placed into service in January 1998. Interest expense totaled $2 million and $1 million for the three months ended June 30, 1998 and 1997, respectively. Interest expense represents interest incurred on the notes payable to ECC.

SIX MONTHS ENDED JUNE 30, 1998 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1997.

     Depreciation on EchoStar III totaled $4 million for the six months ended June 30, 1998. Interest expense totaled $3 million for the six months ended June 30, 1998 and 1997.